SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Commemorates Two Years as Publicly-Listed Company with Launch of New Version of the GOL IR Website

São Paulo, June 26th 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BOVESPA: GOLL4), Brazil’s low cost, low fare airline, commemorated its second anniversary as a publicly-held company listed on the New York and São Paulo stock exchanges, by announcing the launch of a new version of its Investor Relations (“IR”) site. In line with the Company’s differentiated financial communications strategy, GOL’s new IR site includes several innovations, such as customizable home pages for different investor constituencies: analysts, institutional investors and retail investors.

GOL's shares began trading on June 24th, 2004, and as of Friday’s close, GOL ADSs recorded appreciation of 303%, and GOLL4 shares recorded appreciation of 186%. The average daily trading volume of GOL's shares, on the NYSE and Bovespa, was over US$ 10 million in 2005, which placed them among the most traded airline securities. A Bovespa Corporate Governance Level 2 company, in 2005 GOL shares were included in the IBrX50, IGC, ITAG and MSCI indexes, which reflects the increasing liquidity of its preferred shares.

GOL’s IPO was the second simultaneous listing by a Brazilian company on both the NYSE and the Bovespa. The listings permitted the Company to raise funds for fleet expansion, and diversify funding sources by successfully attracting a broad investor base: global, airline, emerging markets and Brazilian.

Since listing on the NYSE and the Bovespa, GOL has built its IR program around three core principles: transparency, guaranteed access to information and equal treatment. The company is committed to disclosing transparent financial statements and continues to invest in processes and controls, ensuring that this information complies with the best international accounting practices. GOL is one of the few South American issuers which has complied with the requirements of the Sarbanes-Oxley Act. The Company was one of the 17 pioneering firms worldwide to adopt the SEC’s pilot XBRL program and its results in US GAAP will shortly be available in this format.

In addition to customizable home pages, the GOL’s new IR site provides simultaneous disclosure of information in English and Portuguese, open content, continuous 24x7 updates and a high site uptime ratio (99.997%) . Other innovations include:

  layout and content in HTML, with more user-friendly printouts;
  historical price search tools for GOLL4 and GOL;
  dividend and return calculator for GOLL4 and GOL;
  search engine for the entire site;
  archive section, streamlining information procurement;
  feedback facility to aid continuous assessment and fine-tuning of the IR site;
  personalized investor kit and disclosure package.

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“GOL’s integrated approach to corporate disclosure contains three major elements: required financial reports, supplementary disclosure, and interactions with investors and intermediaries – all of which are consistent and mutually reinforcing,” states Richard Lark, GOL’s Chief Financial Officer and IRO. “These elements, which help the market understand GOL’s business, strategy and financial targets (guidance), are available to all without discrimination on our IR website, which is now even more dynamic and targeted.”

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 major business and travel destinations in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media:
MVL Comunicação
Ph: (5511) 3049-0343 / 3049-0342
e-mail: roberta.corbioli@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.